Kare Mobile Incorporated
Statement of Comprehensive Income
(Unaudited)

	For the Period May 24, 2017 (Inception) to December 31, 2017
Revenue	$ -
Expenses:	
Internet costs	1,023
Professional fees	4,055
Marketing	5,425
Business development	6,500
Miscellaneous	2,555
Software development	39,506
Total expenses	59,064
Net loss	$ (59,064)